14005365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 10 2014
Washington, DC 20549

No Act
2/10/14

February 10, 2014

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-10-14

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Exxon Mobil Corporation

Dear Ms. Ising:

This is in regard to your letter dated February 10, 2014 concerning the shareholder proposal submitted by the Province of St. Joseph of the Capuchin Order for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that ExxonMobil therefore withdraws its January 21, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: (Rev) Michael H. Crosby, OFMCap.
Province of St. Joseph of the Capuchin Order
mikecrosby@aol.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

February 10, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of Province of St. Joseph of the Capuchin Order
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 21, 2014, we requested that the staff of the Division of Corporation Finance concur that our client, Exxon Mobil Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by the Province of St. Joseph of the Capuchin Order (the "Proponent").

Enclosed as Exhibit A is a letter from the Proponent, dated February 5, 2014, withdrawing the Proposal. In reliance on this letter, we hereby withdraw the January 21, 2014 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8287, or James E. Parsons, the Company's Coordinator for Corporate and Securities Law, at (972) 444-1478 with any questions regarding this matter.

Sincerely,

Elizabeth A. Ising

Enclosure

cc: James E. Parsons, ExxonMobil Corporation
Rev. Michael H. Crosby

101652177.2

GIBSON DUNN

EXHIBIT A

CORPORATE RESPONSIBILITY OFFICE
Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
414-406-1265
MikeCrosby@aol.com

February 5, 2014

David S Rosenthal, Vice President, Investor Relations and Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear David:

On behalf of the Province of St. Joseph of the Capuchin Order, as filer of a shareholder proposal regarding public policy advocacy for ExxonMobil's 2014 annual meeting of shareholders, I hereby withdraw the proposal filed on December 4, 2013. Accordingly, I understand ExxonMobil's "no-action" request to the SEC with regard to this proposal should now be considered moot.

Sincerely yours,

Michael H. Crosby

(Rev) Michael H. Crosby, OFMCap.
enc.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

January 21, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of Province of St. Joseph of the Capuchin Order
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the Province of St. Joseph of the Capuchin Order (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved**: Shareholders request that independent Board members oversee a comprehensive review of ExxonMobil's positions, oversight and processes geared to influence public policy advocacy on energy policy and climate change, including an analysis of its political spending, lobbying activities, and indirect support through trade associations, think tanks and other nonprofit organizations. Shareholders also request the company to prepare (at reasonable cost and omitting confidential information) and make available by September, 2014 a report summarizing the review.

In addition, the Proposal's Whereas recitals criticize the American Petroleum Institute, a trade association representing the oil and natural gas industry, for its "media campaigns which stress our nation's continued reliance on fossil fuel production." The Proposal's supporting statement also asserts that the Company's lobbying expenditures could create "reputational risks." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations; and
- Rule 14a-8(i)(11) because the Proposal substantially duplicates another shareholder proposal previously submitted to the Company that the Company intends to include in its 2014 Proxy Materials.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Matters Related To The Company's Ordinary Business Operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations—in particular, lobbying activities that relate to the Company's products.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal that relates to its "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and it identified two central considerations that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The Staff consistently has concurred that shareholder proposals addressing lobbying activities related to a company's products are excludable pursuant to Rule 14a-8(i)(7). For example, in *General Motors Corp.* (avail. Mar. 17, 1993), a proposal requested that the company cease all lobbying and other efforts to oppose legislation that would increase automobile fuel economy standards. In its no-action request, the company, an automobile manufacturer, noted that automobile fuel economy standards affected its "financial planning, research and development, vehicle design, choice of materials and fabrication methods, and marketing." In concurring in the exclusion of the proposal under the predecessor to Rule 14a-8(i)(7), the Staff noted that "the proposal appears to be directed toward the [c]ompany's lobbying activities concerning its products." *See also Bristol-Myers Squibb Co. (AFL-CIO Reserve Fund)* (avail. Feb. 17, 2009) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on the company's lobbying activities and expenses relating to Medicare Prescription Drug Plans (Part D) because the proposal "relat[es] to [the company's] ordinary business operations (i.e., lobbying activities concerning its products)"); *Abbott Laboratories* (avail. Feb. 11, 2009) (the same); *Philip Morris Cos. Inc.* (avail. Feb. 22, 1990) (concurring in the exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting that the company report on its lobbying activities and expenditures to influence legislation regarding cigarette advertising, smoking in public places and exploiting foreign markets because the proposal "appears to be directed toward the [c]ompany's lobbying activities concerning its products").

Like the proposals in *General Motors*, *Bristol-Myers Squibb*, *Abbott Laboratories* and *Philip Morris*, the Proposal focuses on lobbying activities related to the Company's products. Specifically, the Proposal requests the independent members of the Company's Board of

Directors to "oversee a comprehensive review of ExxonMobil's positions, oversight and processes geared to influence public policy advocacy on energy policy and climate change, including an analysis of its political spending, lobbying activities, and indirect support through trade associations, think tanks and other nonprofit organizations." The Company is one of the world's leading integrated energy companies, and its business operations focus on the exploration for and production of natural resources and the manufacture, transportation and sale of related products to meet energy demands. Due to climate change concerns, several countries have adopted, or are considering adopting, regulatory frameworks to reduce greenhouse gas emissions. Such regulations could make the Company's products more expensive, lengthen project implementation times or reduce demand for the Company's products. Thus, energy policy and climate change are directly related to the Company's products, and decisions by the Company "to influence public policy advocacy on energy policy and climate change" are ordinary business matters. Just as the *General Motors* proposal requesting that an automobile manufacturer stop lobbying against fuel economy standards was excludable under Rule 14a-8(i)(7) because the proposal would affect how the company produced and marketed its automobiles, the Proposal's focus on the Company's lobbying with respect to energy policy and climate change relates to the Company's ordinary business operations because it would affect how the Company produces and markets its energy products.

We recognize that the Staff has not concurred with the exclusion of shareholder proposals that addressed a company's lobbying activities generally, as opposed to a company's lobbying activities that relate to the company's products,[1] but that is not the case here. For example, in *Devon Energy Corp.* (avail. Mar. 27, 2012), the shareholder proposal requested a

---

[1] An analogous position is reflected in numerous no-action letters addressing proposals on corporate charitable giving. In that context, the Staff has recognized a distinction under Rule 14a-8(i)(7) between shareholder proposals that address a company's general policies toward charitable giving, which the Staff has concluded are not excludable, and proposals that focus on charitable giving to particular types of organizations, which the Staff has concluded are excludable. *Compare Wyeth* (avail. Jan. 23, 2004) (declining to concur in the exclusion of a proposal asking the company to refrain from making charitable contributions where the supporting statement did not focus on giving to a particular type of charitable organization) *to PG&E Corp.* (avail. Feb. 23, 2011) (concurring with the exclusion of a proposal requesting that the company "remain neutral in any activity relating to the definition of marriage" because it related to contributions to specific types of organizations).

report on the policies, procedures, and expenditures regarding direct and indirect lobbying and grassroots lobbying at federal, state, and local levels. According to the Staff, this proposal was not excludable because it focused on the company's "general political activities." *See also Archer-Daniels-Midland Co.* (avail. Aug. 18, 2010) (declining to concur in the exclusion under Rule 14a-8(i)(7) of a proposal requesting a policy prohibiting the use of corporate funds for any political election or campaign purposes because it focused primarily on the company's general political activities). In the instant case, the Proposal is distinguishable from these proposals, which addressed the company's lobbying efforts generally, because the Proposal focuses specifically on the Company's lobbying efforts "to influence public policy advocacy on energy policy and climate change," which, as discussed above, have a direct effect on the Company's energy products.

Although the Staff has found that certain proposals related to global warming and climate change focused on significant policy issues that transcended a company's ordinary business operations, the Staff consistently has concurred with the exclusion under Rule 14a-8(i)(7) of shareholder proposals regarding a company's *lobbying activities and expenditures* on significant policy issues such as global warming and climate change. For example, in *Duke Energy Corp.* (avail. Feb. 24, 2012), a proposal requested that the board of directors "prepare a report disclosing the [c]ompany's global warming-related lobbying activities." In its no-action request, the company, a gas and electricity provider, noted that it lobbies on global warming-related initiatives because they relate to the means by which the company generates power for its customers. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7), stating that "the proposal and supporting statement, when read together, focus primarily on Duke Energy's specific lobbying activities that relate to the operation of Duke Energy's business." Similarly, in *PepsiCo, Inc.* (avail. Mar. 3, 2011), a proposal requested that the board of directors report on the company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. In its no-action request, the company noted that the proposal's supporting statement focused exclusively on the company's support of Cap and Trade climate change legislation and its membership in the U.S. Climate Action Partnership, and argued that climate change legislation affects the company's ordinary business operations. In concurring in the exclusion of the proposal under Rule 14a-8(i)(7), the Staff noted that "the proposal and supporting statement, when read together, focus primarily on PepsiCo's specific lobbying activities that relate to the operation of PepsiCo's business." *See also General Motors Corp.* (avail. Apr. 7, 2006) (concurring in the exclusion of a proposal requesting that the company lobby for improved automobile fuel economy standards and a non-oil based transportation system); *Philip Morris Cos. Inc.* (avail. Feb. 22, 1990) (concurring in the exclusion of a proposal requesting that the company report on its activities and expenditures to influence legislation regarding cigarette advertising, smoking in public places and exploiting foreign markets, even though the Staff previously had indicated that tobacco-related proposals raise significant policy issues).

As with the proposals in *Duke Energy* and *PepsiCo*, the Proposal, its supporting statement and its Whereas recitals focus on the Company's lobbying activities and expenditures related to energy policy and climate change. The Proposal requests a report on the Company's "positions, oversight and processes geared to influence public policy advocacy on energy policy and climate change, including an analysis of its political spending, lobbying activities, and indirect support through trade associations, think tanks and other nonprofit organizations." As noted in the Proposal's supporting statement, this request is driven by a concern that the Company's "direct and indirect lobbying and media campaigns [may] create reputational risks if shown that . . . ExxonMobil actually was a key contributor to lobbying and media campaigns to ensure continued expanded use" of fossil fuels. The Proposal's Whereas recitals similarly state that the Company is "actively involved in lobbying and media efforts to influence public opinion . . . on fossil fuels." They give as examples the Company's participation in "an industry effort 'to persuade a majority of Americans to support expanded oil drilling, hydraulic fracturing and pipeline construction'" and the Company's annual contributions "to the [American Petroleum Institute] for media campaigns which stress our nation's continued reliance on fossil fuel production." Thus, consistent with the precedent discussed above, the Proposal does not raise a significant policy issue appropriate for shareholder vote because it focuses on the Company's *lobbying activities and expenditures* related to energy policy and climate change.

Accordingly, the Proposal is excludable under Rule 14a-8(i)(7) because it targets the Company's lobbying activities regarding energy policy and climate change, which are matters of ordinary business for the Company as an oil and gas producer.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its 2014 Proxy Materials.

The Proposal may be excluded under Rule 14a-8(i)(11) because it is substantially subsumed by, and is therefore substantially duplicative of, another proposal that was previously submitted to the Company, which the Company intends to include in its 2014 Proxy Materials. Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). When two substantially duplicative proposals are received by a company, the Staff has indicated that the company may exclude the latter proposal, assuming that the company includes the earlier proposal in its proxy materials. *See Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *see also Pacific Gas and Electric Co.* (avail. Jan. 6, 1994).

On November 25, 2013, before the December 5, 2013 date upon which the Company received the Proposal, the Company received a proposal from the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (the "USW Proposal"). *See* Exhibits A and B. The Company intends to include the USW Proposal in its 2014 Proxy Materials. The USW Proposal states:

> **Resolved,** the shareholders of Exxon Mobil Corporation ("ExxonMobil") request the Board authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
>
> 2. Payments by ExxonMobil used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
>
> 3. ExxonMobil's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
>
> 4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.
>
> For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which ExxonMobil is a member.
>
> Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

> The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

The standard that the Staff traditionally has applied for determining whether shareholder proposals are substantially duplicative under Rule 14a-8(i)(11) is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g., Union Pacific Corp.* (avail. Feb. 1, 2012, recon. denied Mar. 30, 2012) (concurring that a proposal requesting a report on political contributions and expenditures could be excluded under Rule 14a-8(i)(11) as substantially duplicative of a proposal requesting a report on lobbying and grassroots lobbying); *Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's internal controls related to loan modifications, foreclosures and securitizations could be excluded under Rule 14a-8(i)(11) as substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report "on the environmental damage that would result from the [c]ompany's expanding oil sands operations in the Canadian boreal forest" could be excluded under Rule 14a-8(i)(11) as substantially duplicative of a proposal to adopt and report on goals "for reducing total greenhouse gas emissions from the [c]ompany's products and operations"); *Ford Motor Co. (Leeds)* (avail. Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders could be excluded under Rule 14a-8(i)(11) as substantially duplicative of a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share).

The Staff has found proposals to have the same principal thrust when one proposal would subsume the other one. For example, in *Abbott Laboratories* (avail. Feb. 4, 2004), the Staff concurred that a proposal limiting all forms of compensation to executives could be excluded under Rule 14a-8(i)(11) as substantially duplicative of a proposal limiting grants of future stock options to executives. *See also Bank of America Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion under Rule 14a-8(i)(11) of a proposal requesting the adoption of a 75% hold-to-retirement policy as substantially duplicative of another proposal that included such a policy as one of many requests); *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002) (permitting the exclusion under Rule 14a-8(i)(11) of a proposal requesting a report on gender equality in employment at Wal-Mart because the proposal substantially duplicated another proposal requesting a report on affirmative action policies and programs addressing both gender and race).

Further, the Staff has concurred that two proposals were substantially duplicative in other situations even when one proposal did not entirely subsume the other. For example, in *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009), the Staff concurred that a proposal that the company prepare a report on the "environmental damage" resulting from "expanding oil sands operations in the Canadian boreal forest," and which noted that such operations were the "fastest growing source of Canada's greenhouse gas emissions," (the "Boreal Forest Proposal") could be excluded under Rule 14a-8(i)(11) as substantially duplicative of a proposal that Chevron "publicly adopt quantitative, long-term goals . . . for reducing total greenhouse gas emissions" and report to shareholders its plans to achieve such goals (the "Greenhouse Proposal"). Although the proponent argued that the Boreal Forest Proposal would cover numerous environmental issues other than greenhouse gasses, the Staff agreed with Chevron that the principal focus of the Boreal Forest Proposal was the greenhouse gases produced by Chevron's operations in a specific region, and that this concern was substantially duplicative of the Greenhouse Proposal's focus on greenhouse gas emissions worldwide. Similarly, the slight differences in terms and scope between the Proposal and the USW Proposal do not alter the fact that the Proposal's focus on the Company's lobbying activities concerning energy policy and climate change is subsumed by the USW Proposal's focus on all lobbying activities.

As discussed below, the Proposal is almost entirely subsumed by the USW Proposal:

- The Proposal asks the Company to disclose "ExxonMobil's positions, oversight and processes geared to influence public policy advocacy on energy policy and climate change." Positions, oversight and processes relating to lobbying in this area are a subset of the "Company policy and procedures governing lobbying" and of the "decision making process and oversight by management and the Board for making" lobbying-related payments that the USW Proposal requests the Company to disclose.

- The Proposal specifies that the requested report should cover the Company's "political spending,[2] lobbying activities, and indirect support through trade

[2] To the extent that the reference to "political spending" in the Proposal also is intended to include Company political contributions (which are not otherwise mentioned in the Proposal), the Staff has concurred that political contributions proposals and lobbying

(Cont'd on next page)

associations, think tanks and other nonprofit organizations." Likewise, the report requested by the USW Proposal would cover "both direct and indirect" lobbying, with "indirect lobbying" defined as "lobbying engaged in by a trade association or other organization of which ExxonMobil is a member," as well as "payments by ExxonMobil used for . . . direct or indirect lobbying."

The fact that the Proposal is substantially subsumed by the USW Proposal is further evidenced by the language of their Whereas recitals and supporting statements:

- *Both the Proposal and the USW Proposal request greater transparency regarding the Company's lobbying activities out of a similar concern for risks that such activities could pose to the Company's reputation and long-term interests.* The Proposal notes that the Proponent "believe[s] that the Company's direct and indirect lobbying and media campaigns create reputational risks." The USW Proposal similarly notes that "corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value."

- *Both the Proposal and the USW Proposal are motivated, at least in part, by the Company's membership in and payments to the American Petroleum Institute ("API").* The Proposal references statements by the Company's CEO, Rex Tillerson, that "monies given groups like the API 'is [*sic*] not publicly available.'" Similarly, the USW Proposal states that "ExxonMobil is listed as a member of the [API]" and that "ExxonMobil does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying."

(Cont'd from previous page)

proposals are substantially duplicative under Rule 14a-8(i)(11). *See, e.g.*, *WellPoint, Inc.* (avail. Feb. 20, 2013); *JPMorgan Chase & Co.* (avail. Feb. 24, 2012); *WellPoint, Inc.* (*AFL-CIO Reserve Fund*) (avail. Feb. 24, 2012); *Johnson & Johnson* (avail. Feb. 23, 2012); *Union Pacific Corp.* (avail. Feb. 1, 2012, *recon. denied* Mar. 30, 2012). While the Staff has denied no-action relief in this context where the proposals at issue were drafted in a manner that specifically avoided overlap, *see CVS Caremark Corp.* (avail. Mar. 15, 2013), neither the Proposal nor the USW Proposal is drafted in such a manner.

- *Both the Proposal and the USW Proposal specifically refer to the Company's direct lobbying expenditures.* The Proposal states that "ExxonMobil has made huge media expenditures to ensure the continued or expanded use of fossil fuels." The USW Proposal likewise states that "ExxonMobil spent approximately $30 million in 2011 and 2012" on lobbying activities.

- *Both the Proposal and the USW Proposal target the Company's lobbying activities at the local level.* For example, in describing the Company's lobbying and media expenditures, the Proposal notes that "during the 2012 elections, *The Wall Street Journal* reported ExxonMobil was part of an industry effort 'to persuade a majority of Americans to support expanded oil drilling, hydraulic fracturing and pipeline construction.'" Thus, the lobbying efforts targeted by the Proposal are expressly covered by the USW Proposal's request that the Company disclose its lobbying efforts at the "local . . . level[]."

Finally, shareholders would have to consider substantially the same matters if asked to vote on both the Proposal and the USW Proposal. Because the Proposal is substantially subsumed by the USW Proposal, which requires disclosure of all of the Company's lobbying policies, activities and expenditures, shareholders would be required to consider the same issues if forced to vote on both proposals. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

Accordingly, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Proposal may be excluded as substantially duplicative of the earlier-received USW Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further

GIBSON DUNN

assistance in this matter, please do not hesitate to call me at (202) 955-8287 or James E. Parsons, the Company's Coordinator for Corporate and Securities Law, at (972) 444-1478.

Sincerely,

Elizabeth Ising /GB

Elizabeth A. Ising

Enclosures

cc: James E. Parsons, ExxonMobil Corporation
Rev. Michael H. Crosby, OFMCap.

EXHIBIT A

CORPORATE RESPONSIBILITY OFFICE
Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
414-406-1265
FAX: 414-375-7142

RECEIVED
DEC 5 2013 194
G. L. FROST

RECEIVED
DEC 5 2013
G.R. GLASS

December 4, 2013

David S Rosenthal, Vice President, Investor Relations and Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear David:

You may recall my concerns that were raised in the past about ExxonMobil's power to impact public policy on climate change. Thus I was surprised at this year's annual meeting when a shareholder asked Mr. Tillerson to expand on the connections, including financial connections, of ExxonMobil to groups like the American Petroleum Institute. He stated that such data would not be disclosed. This led to the enclosed resolution.

The Province of St. Joseph of the Capuchin Order has owned at least $2000 of ExxonMobil common stock for over one year and will be holding this same stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated December 4, 2013.

As Corporate Responsibility Agent of the Province, I am authorized to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of ExxonMobil shareholders. I do so according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I look forward to our upcoming meeting in New York. As always, I hope we might be able to address the concerns in this resolution in a way that would lead us to find the issue resolved in a satisfactory manner.

Sincerely yours,

Michael H. Crosby

(Rev) Michael H. Crosby, OFMCap.
enc.

WHEREAS: as investors we are deeply concerned about the ways ExxonMobil may be using its political and lobbying power and media outreach to influence public policy on climate change;

In its 2013 Report, The Intergovernmental Panel on Climate Change (IPCC), the world's leading scientific authority on climate change, confirmed dramatic global warming is occurring and human activity its primary cause. The IPCC estimates a 50% reduction in greenhouse gas emissions globally is needed by 2050 (from 1990 levels) to stabilize global temperatures, entailing a U.S. target reduction of 80%.

Such reduction demands the combined efforts of government action, energy companies seeking alternative sources, and citizen involvement. While it has acknowledged the need to reduce greenhouse gases, ExxonMobil is also actively involved in lobbying and media efforts to influence public opinion resulting in a "business as usual" approach to continued dependency on fossil fuels.

Besides lobbying, ExxonMobil has made huge media expenditures to ensure the continued or expanded use of fossil fuels. Thus, during the 2012 elections, *The Wall Street Journal* reported ExxonMobil was part of an industry effort "to persuade a majority of Americans to support expanded oil drilling, hydraulic fracturing and pipeline construction including the Keystone XL Pipeline" (October 26, 2012). *The New York Times* (September 14, 2012) stated: "with nearly two months before Election Day on Nov. 6, estimated spending on television ads promoting coal and more oil and gas drilling or criticizing clean energy has exceeded $153 million. It revealed: "The American Petroleum Institute, backed by the nation's largest oil and gas companies," was the top energy spender.

At last year's annual meeting, Chairman Rex Tillerson was asked to elaborate on XOM's financing of such efforts and how much ExxonMobil is giving annually to the API for media campaigns which stress our nation's continued reliance on fossil fuel production. Admitting the company is "advocating" for continued stress on "petroleum resources," Mr. Tillerson stated that monies given groups like the API "is not publically available."

RESOLVED: Shareholders request that independent Board members oversee a comprehensive review of ExxonMobil's positions, oversight and processes geared to influence public policy advocacy on energy policy and climate change, including an analysis of its political spending, lobbying activities, and indirect support through trade associations, think tanks and other nonprofit organizations. Shareholders also request the company to prepare (at reasonable cost and omitting confidential information) and make available by September, 2014 a report summarizing the review.

Supporting Statement

ExxonMobil's own projections of energy demand make it clear that problems associated with climate change will accelerate in the future. We believe that the Company's direct and indirect lobbying and media campaigns create reputational risks if shown that, instead of working to mitigate such risks, ExxonMobil actually was a key contributor to lobbying and media campaigns to ensure continued expanded use of energy sources contributing to our planetary problems

RECEIVED
DEC 5 2013 194
G. L. FROST

charles SCHWAB

RECEIVED
DEC 5 2013
G.R. GLASS

2423 E. Lincoln Drive
Phoenix, AZ 85306

December 4, 2013

David S Rosenthal, Vice President, Investor Relations and Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

The Province of St. Joseph of the Capuchin Order Corporate Responsibility Account with address 1015 N. Ninth St., Milwaukee WI 53233 has held at least $ 2000.00 of ExxonMobil common stock for over one year from the date of this letter. The shareholder has been informed by the Province of St. Joseph of the Capuchin Order that this amount of stock should be held in the portfolio through the 2014 annual meeting.

Charles Schwab & Company, Inc. holds shares with our custodian, the Depository Trust Company and our participant number is 164.

Thank you

Jana Tongson
2423 E. Lincoln Drive
Phoenix, AZ 85016
602-355-7674

SIGNATURE GUARANTEED
MEDALLION GUARANTEED
CHARLES SCHWAB & CO., INC.
AUTHORIZED SIGNATURE
(526MG) 29010419
SECURITIES TRANSFER AGENTS MEDALLION PROGRAM

Exxon Mobil Corpora n
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Robert A. Luettgen
Manager – Office of the Secretary

ExxonMobil

December 12, 2013

VIA UPS – OVERNIGHT DELIVERY

Reverend Michael H. Crosby, OFMCap.
Corporate Responsibility Office
Province of Saint Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Dear Reverend Crosby:

This will acknowledge receipt of the proposal concerning a report on public policy advocacy, which you have submitted on behalf of the Province of St. Joseph of the Capuchin Order in connection with ExxonMobil's 2014 annual meeting of shareholders. By copy of a letter from Charles Schwab & Co. Inc., share owners p has been verified.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to act as your proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, your representative must have the authority to vote your shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

RAL/grg

EXHIBIT B

UNITED STEELWORKERS

USW

UNITY AND STRENGTH FOR WORKERS

RECEIVED
NOV 25 2013
D. G. HENRY

Stan Johnson
International Secretary-Treasurer

November 14, 2013

RECEIVED
NOV 25 2013
D. S. ROSENTHAL

Mr. David S. Rosenthal
Vice President – Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

On behalf of the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (USW), owner of 116 shares of Exxon Mobil Corporation common stock, I write to give notice that pursuant to the 2013 proxy statement of Exxon Mobil Corporation (the "Company"), USW intends to present the attached proposal (the "Proposal") at the 2014 annual meeting of shareholders (the "Annual Meeting"). USW requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from USW's custodian banks documenting USW's continuous ownership of the requisite amount of the Company stock for at least one year prior to the date of this letter is being sent under separate cover. USW also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the annual meeting.

The Proposal is attached. I represent that USW or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to the attention of Shawn Gilchrist. I can be reached at 412-562-2400.

Sincerely,

Stanley W. Johnson
International Secretary-Treasurer

Attachment

United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union

Five Gateway Center, Pittsburgh, PA 15222 • 412-562-2325 • 412-562-2317 (Fax) • www.usw.org

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Exxon Mobil Corporation ("ExxonMobil") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by ExxonMobil used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. ExxonMobil's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which ExxonMobil is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. Absent a system of accountability, company assets could be used for objectives contrary to ExxonMobil's long-term interests.

ExxonMobil spent approximately $30 million in 2011 and 2012 on direct federal lobbying activities (Senate reports). These figures do not include lobbying expenditures to influence legislation in states. ExxonMobil lobbies at the state level with at least 286 lobbyists in 35 states between 2003 and 2011 (National Institute on Money in State Politics). ExxonMobil is listed as a member of the American Petroleum Institute ("API"), and Rex Tillerson is a member of the Business Roundtable ("BRT"). In 2011 and 2012, BRT spent more than $31 million on lobbying. ExxonMobil does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.